UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 13, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Controlled Subsidiary Investment and Promissory Note – GlenRise 4th Street LLC

On September 25, 2019, we directly acquired ownership of a “majority-owned subsidiary”, GlenRise 4th Street LLC (the “GlenLine Controlled Subsidiary”), for an initial purchase price of $5,850,000, which is the initial stated value of our equity interest in the GlenLine Controlled Subsidiary (the “GlenLine Investment”). Concurrent with our initial equity investment, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), provided a $7,500,000 promissory note to the GlenLine Controlled Subsidiary (the “GlenLine Promissory Note”).  We subsequently acquired the GlenLine Promissory Note from Fundrise Lending. The GlenLine Controlled Subsidiary used the equity and debt proceeds to acquire a dual-tenant industrial flex building (the “GlenLine 4th Street Property”). The full details of this acquisition can found here.

 On December 13, 2019, the GlenLine Controlled Subsidiary refinanced the GlenLine 4th Street Property via a senior secured loan provided by Hingham Institutions for Savings (the “GlenLine Senior Loan”) and repaid the GlenLine Promissory note.  All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 5.5%.

Our equity position in the GlenLine Controlled Subsidiary is unchanged, and the refinancing does not materially alter any of the previously reported return projections for the GlenLine Investment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH eREIT 2019, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: December 19, 2019